Exhibit 99.1
press release

Designated person notification

17 March 2026, 15:00 CET
With reference to Article 19(3) of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulations), ArcelorMittal announces that notifications of share transaction by a Designated Person (i.e. Directors or Executive Officers) are available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on ArcelorMittal’s web site www.arcelormittal.com under Investors > Share Transactions by Management:

https://corporate.arcelormittal.com/investors/corporate-governance/share-transactions-by-management

ENDS

About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2024 generated revenues of $62.4 billion, produced 57.9 million metric tonnes of crude steel and 42.4 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

http://corporate.arcelormittal.com/

ArcelorMittal Investor Relations contact information
General	+44 20 7543 1128
Retail	+44 20 3214 2893
Bonds/Credit	+33 171 921 026
Bonds/Credit	+33 171 921 026

ArcelorMittal Corporate Communications contact information
Paul Weigh
Tel:	+44 20 3214 2419
E-mail	press@arcelormittal.com